U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

______________________________________________________________________________
1.   Name and Address of Reporting Person*
  Newman, Charles J.
------------------------
 (Last)    (First)  (Middle)

  634 Midland Bank Bldg.
-----------------------------------------------------------------------
   (Street)

  Minneapolis, MN 55401
- ----------------------------------------------------------------------------
   (City) (State)(Zip)
______________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)
                           11/07/2000
______________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

______________________________________________________
4.   Issuer Name and Ticker or Trading Symbol
      ISA Internationale, Inc. (ISAI)

    __________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [_]  Other (specify below)

______________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

______________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [ ]  Form Filed by More than One Reporting Person




==============================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
==============================================================================
1. Title of Security
ISAI Common Stock

2. Amount of Securities Beneficially Owned
208,000

3. Ownership Form: Direct (D) or Indirect (I)
I

4. Nature of Indirect Beneficial Ownership
By MidAmerica Venture Capital Fund, Inc.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


FORM 3 (continued)  Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------
1. Title of Derivative 2.Date  Expiration 3.Title and   .4. Conversion 5.Direct
     Security        Exercisable   Date    amount of Shares   Price   or Indirect
6. Nature of Indirect
   Beneficial Ownership
------------------------------------------------------------------------------
Convertible                              Common
Preferred            Any time      None  Stock   17,500,000    N/A    I
 By Doubletree Capital Partners, Inc.
Convertible                              Common
Loan Shares          Any time      None  Stock   17,249,200    N/A    I
 By Doubletree Capital Partners, Inc.
Anti-dilution                            Common
Common Shares        Any time      None  Stock   17,500,000    N/A    I
 By Doubletree Capital Partners, Inc.

Explanation of Responses:

Table II: Convertible Preferred Stock pursuant to reorganization agreement Between ISA Internationale, Inc. and Doubletree Capital Partners, Inc. dated November 7 2000 and convertible at the option of Doubletree Capital Partners, Inc.

Convertible loans made by Doubletree Capital Partners, Inc. to Company are convertible at $.02 per share at the option of Doubletree Capital Partners, Inc.

ISAI common shares due Doubletree Capital Partners, Inc. to equal no less than 75% of all then outstanding common shares after converting ISAI convertible preferred shares and ISAI convertible loan shares.

 /s/ Newman, Charles J. Newman               8/28/02
-----------------------------------       -----------
**Signature of Reporting Person                Date

**   Intentional misstatements or omissions of facts constitute Federal
 Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.